Founded in 1852 by Sidney Davy Miller Brad B. Arbuckle TEL (248) 267-3283 FAX (248) 879-2001 E-MAIL arbuckle@millercanfield.com	Miller, Canfield, Paddock and Stone, P.L.C. 840 West Long Lake Road, Suite 200 Troy, Michigan 48098 TEL (248) 879-2000 FAX (248) 879-2001 www.millercanfield.com	michigan: Ann Arbor
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July 8, 2009
Daniel Morris, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Commerce Street Pantheon Mortgage Asset Securitizations LLC Amendment No. 3 to Registration Statement on Form S-3 Filed July 8, 2009 File No. 333-157976
Dear Mr. Morris:
     On behalf of Commerce Street Pantheon Mortgage Asset Securitizations LLC (the “depositor”), we transmit for filing under the Securities Act of 1933, pre-effective amendment No. 3 to the registration statement on Form S-3 (no. 333-157976). For your convenience, courtesy copies of the amendment are being provided to you, including a copy that is marked to show changes against the registration statement.
     In addition, the depositor has instructed us to provide to you (i) the response set forth below with respect to comment 19 of the staff’s May 22, 2009 comments (regarding static pool information to be provided pursuant to Item 1105 of Regulation AB) and (ii) each of the responses set forth below with respect to the staff’s comments of June 23, 2009. For ease of reference, the staff’s comments have been repeated below in italics. Each comment is followed by the depositor’s response, and we refer to each of your comments by the number assigned to it by you.
Comment 19 from May 22 ,2009:
19.	Please confirm that in addition to the information set forth in your response to prior comment 33, you will also provide delinquency, prepayment and loss information. In addition, please provide us with the form of static pool information that you intend to provide pursuant to Item 1005 of Regulation AB.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
July 8, 2009
As previously indicated in our June 9, 2009 response to this comment, the availability of static pool information with respect to the mortgage loans underlying the Ginnie Mae certificates is extremely limited. Indeed, such information is generally limited to pool (Ginnie Mae certificate) level information. As a result, the depositor will not have access to static pool information contemplated by Item 1105(a)(1) regarding the delinquencies, cumulative losses and prepayments of the underlying mortgage loans. However, such information should not be considered material to an investor because of the Ginnie Mae guarantee of full and timely payment of principal and interest on the Ginnie Mae certificates, which guarantee is backed by the full faith and credit of the United States of America.

With respect to the availability of static pool information contemplated by Item 1105(a)(1) concerning the delinquencies, cumulative losses and prepayments on the Ginnie Mae certificates, the depositor expects to develop information regarding prepayments on the Ginnie Mae certificates by comparing the actual payment experience on the Ginnie Mae Certificates to the scheduled payments on those Ginnie Mae certificates. Information concerning delinquencies and cumulative losses on the Ginnie Mae certificates is not expected to be available, and should not be considered material, given the Ginnie Mae guarantee of full and timely payment of principal and interest on the Ginnie Mae certificates, which guarantee is backed by the full faith and credit of the United States of America.

With respect to the summary information for the original characteristics of prior securitized pools contemplated by Item 1105(a)(3)(iii) of Regulation AB, the depositor will be able to provide the information described in the attached Annex A in the form set forth on the attached Annex A.
Comments from June 23 ,2009:
Registration Statement
General
1.	While we note your response to prior comment we reissue the comment. The base prospectus still contains general qualifiers suggesting that disclosure may be different or inconsistent in the prospectus supplement. We note such statements such as “unless otherwise specified in the applicable prospectus supplement” and “unless otherwise specified in the deposit trust agreement.” Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Please delete the general qualifiers, where applicable, and revise throughout the base prospectus to include all

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
July 8, 2009
assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

The base prospectus has been revised to reflect all assets, credit enhancements and other structural features reasonably contemplated by the depositor to be included in an actual take down. General qualifiers suggesting that disclosures may different or inconsistent in the prospectus supplement have been deleted. The depositor understands that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.

2.	We note that the revised base prospectus and the prospectus supplement contemplate the possibility of a best efforts offering. Please explain to us how the transaction structure and use of proceeds would be altered in the event you are unable to sell all of the certificates.

The prospectus supplement has been revised to reflect the possibility of a best efforts, minimum-maximum offering. The disclosures explain what a “best efforts” offering is and what a “minimum-maximum offering is. Accordingly, the disclosures state that the underwriters will be required to use only their respective best efforts to the sell the offered securities and that none of them will have any firm commitment or obligation to purchase any of the offered securities. In addition, the disclosures state that because the offering is being made on a “minimum-maximum” basis, none of the offered securities will be sold unless the minimum offering amount for each class of offered securities has been sold by a specified date (which date will be the date on which the trust is to issue the offered securities to the depositor in exchange for the Ginnie Mae certificates that are to be deposited in the trust) (the “Minimum Offering Date”).

The disclosures also state that an escrow account will be established and that all funds from investors will be deposited into such account until the depositor has receives and accepted funds representing the minimum offering amount for each class of offered securities. If an investor’s subscription is not accepted, then the investor’s funds will be returned promptly.

Provided that the minimum offering amount for each class of offered securities has been sold by Minimum Offering Date, then the closing of the offering will be held, the escrowed funds, less the underwriters’ fees and expenses, will be transferred to the depositor to for use as described in this prospectus supplement under “Use of Proceeds”, and the offering of the offered securities will be closed. If the minimum offering amount for each class of offered securities is not reached by the Minimum Offering Date, then the offering of the offered securities will be terminated, none of the offered securities will be sold, and all investor funds will be promptly refunded and returned to the investors Thus, if the minimum offering amount for each class of offered securities is not received by the Minimum Offering Date, then each investor will receive 100% of his or her money back.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
July 8, 2009
In the event the maximum offering amount of each class of offered securities is sold, the transaction structure and use of proceeds would not be altered.

In the event that less than the maximum offering amount of each class of offered securities is sold, the transaction would be altered as follows: First, the classes of offered securities and their terms would not be altered, but the aggregate principal amount of each such class outstanding on the closing date would be reduced to reflect the actual amounts of each such class sold. Second, the Ginnie Mae certificates deposited in the trust would not be altered, but the aggregate principal amount of such Ginnie Mae certificates deposited in the trust would be reduced.

In regards to the latter point, it should be noted that there will not be a change in the underlying characteristics of the collateral pool. The number of Ginnie Mae certificates and their underlying characteristics will be the same regardless of whether only the minimum offering amount is sold or the maximum offering amount is sold. The reason for this is that an ownership interest in a Ginnie Mae certificate represents an undivided interest in the entire pool of mortgage loans underlying such Ginnie Mae certificate. Thus, regardless of whether you own a 100% interest in such Ginnie Mae certificate or some lesser percentage interest in such Ginnie Mae certificate, you still have an interest in all of the mortgage loans underlying such Ginnie Mae certificates. The only difference is that if you own less than a 100% interest in a Ginnie Mae certificate, instead of receiving 100% of each payment on such Ginnie Mae certificate, you would only receive an amount equal to your proportionate interest therein and the balance of such payment would be paid to the holder(s) of the remaining interests in such Ginnie Mae certificate.

Finally, regardless of the amount of offered securities actually sold, the amount of the Ginnie Mae certificates actually deposited in the trust, and the anticipated payments on those Ginnie Mae certificates, based on their stated pass-through rates, approximate outstanding principal amount, approximate weighted average remaining term and their weighted average pass-through rate, will be sufficient, irrespective of the rate of prepayments on those Ginnie Mae certificates, to begin distribution of the principal balance of each class of offered securities actually sold not later than its initial principal distribution date and to distribute the entire principal balance of each such class of offered securities not later than its final distribution date.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
July 8, 2009
Prospectus supplement
General
3.	We note your response to prior comments 6 and 7 and reissue in part. In particular, we note that you have included qualifying statements throughout the prospectus supplement, including, for example, statements that the proposed disclosure “may vary in accordance with the structure of transaction.” See page S-8. The supplement should include bracketed disclosure in the form you intend to provide for actual takedowns. Please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB. Please revise accordingly.

Such qualifying statements in the prospectus supplement, including the statements that the proposed disclosure “may vary in accordance with the structure of the transaction,” have been deleted.
Cover
4.	While we note your response to prior comment 8, it appears that the interest rate for the fixed rate securities may also be subject to periodic adjustment in response to designated changes in the rating assigning to the securities. Refer to page 25 of the base prospectus. Revise the disclosure throughout the prospectus supplement accordingly.

The interest rate for the fixed rate securities will not be subject to periodic adjustments. Accordingly, the base prospectus has been revised to eliminate the statement suggesting such periodic adjustment of the interest rate on the fixed rate securities.
Prospectus Supplement Summary. page S-4
5.	We note your response to prior comment 11 and reissue in part. Revise to clearly state that the depositor will not make any representations or warranties with respect to the agency securities.

The disclosure has been revised to state that the depositor’s assignment of the agency securities to the trust will be without recourse but that, pursuant to the applicable deposit trust agreement, the depositor will represent and warrant that at the time of such assignment its interest in such agency securities is free and clear of any lien, pledge, encumbrance, right, charge or claim or other security interest created by the depositor. The disclosure also states that the depositor will not make any other representations and warranties with respect to the agency securities.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
July 8, 2009
Variable Rate Certificates, page S-8
6.	We note the disclosure on page 26 of the base prospectus which describes the various floating rate/inverse floating rate securities that may be offered in a shelf takedown. Please revise the prospectus supplement to include the form disclosure that you will provide in the related shelf takedown with respect to these different structural features.

The disclosures regarding the various floating rate/inverse floating rate securities have been deleted as they will not be offered in a shelf takedown.
[The Sellers/Originators], page S-17
7.	Please separate the placeholders for the sellers and originators. Specifically, we note that Item 1110 of Regulation AB would not apply to the sellers who are not originators. Please make appropriate revisions here, in the summary to the prospectus summary and elsewhere as appropriate.

The placeholders for sellers and originators have been separated. Appropriate revisions have been made in the prospectus summary and elsewhere.
Affiliations, Relationships and Related Transactions, page S-17
8.	We note your response to prior comment 22 and the additional disclosure regarding sellers and originators. Please further revise to clearly state that you will provide all information required by Item 1119 of Regulation AB, including information related to servicers, as applicable. Refer to Item 1119 of Regulation AB.

The disclosure has been revised to conform to, and identify the parties referenced in, Item 1119 of Regulation AB. The disclosure now references the sponsor, the depositor, the issuing entity, any servicer contemplated by Item 1108(a)(3) of Regulation AB, any trustee, any originator contemplated by Item 1110 of Regulation AB, any significant obligor contemplated by Item 1112 of Regulation AB, any enhancement or support provider contemplated by Items 1113 or 1115 of Regulation AB, or any other material parties related to the offered securities contemplated by Item 1101(d)(1) of Regulation AB.
The Securities Administrator, page S-18
9.	While we note your response to prior comment 32 and your revisions to the summary, we reissue the comment. Please revise this section, and elsewhere throughout the base prospectus and prospectus supplement, to state that the securities administrator is the servicer for purposes of Regulation AB and, accordingly, that it will provide all

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
July 8, 2009
information required of servicers by Regulation AB. Your disclosure should be clear throughout that the securities administrator is the servicer.

The base prospectus and the prospectus supplement have been revised to state that The securities administrator will be regarded as the “servicer” of the issuing entity for purposes of Section 1101(j) of Regulation AB under the Securities Act and will provide the information required of servicers under Regulation AB.
Legal Proceedings, page S-32
10.	While we note your response to prior comment 35, we reissue in part. Further revise to state that you will also disclose any material legal proceedings against any servicer involved in the transaction ad any party contemplated by Item 1100(d)(1) of Regulation AB.

The disclosure has been revised to conform to, and identify the parties referenced in, Item 1117 of Regulation AB. The disclosure now references the sponsor, depositor, trustee, securities administrator, issuing entity, any servicer contemplated by Item 1108(a)(3) of Regulation AB, any originator contemplated by Item 1100(b) of regulation AB, and any party contemplated by Item 1100(d)(1) of Regulation AB.
Prospectus
General
11.	We note your response to prior comment 33 and reissue in part. The base prospectus still contains references to “Ginnie Mae Servicer.” Refer to page 20 of the base prospectus. Revise accordingly.

The references to “Ginnie Mae Servicer” have been eliminated.
The Trusts and the Trust Assets, page 19
12.	We note your response to prior comment 43 and the revisions on pages 19 and 20. Please describe the instances when there will be additional information regarding the agency securities but the information is unavailable.

The prospectus supplement has been revised to indicate the types of information that will be available to the depositor. The prior disclosures suggesting that there will be additional information regarding the agency securities but the information is unavailable have been deleted.
The Deposit Trust Agreement, page 40

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
July 8, 2009
13.	While we note your response to prior comment 47, the disclosure in the third paragraph under “Assignment of Primary Assets” suggests that the primary assets may be originated or acquired in different fashion. Please revise this paragraph and make any other appropriate revisions to eliminate the suggestion that you have not fully described the origination or acquisition of assets.

The disclosure has been revised to eliminate the suggestion that the origination or acquisition has not been fully described.

14.	We note your response to prior comment 48. Please expand the disclosure to explain the over-the-counter transactions whereupon the depositor acquires the agency securities. If true, please revise to disclose that there are no agreements in place which govern the sale of agency securities from various third parties to the depositor.

The disclosure has been revised to describe how the agency securities may be acquired by the depositor. The revised disclosure further explains the over-the-counter transactions in which the depositor may acquire the agency securities.

The addition, the depositor has developed an agency security purchase agreement that may be used to acquire agency securities. The form of such agreement has been filed as an exhibit to the registration statement and described in the revised disclosure.
Assignment of Primary Assets, page 40
15.	Refer to the second sentence of the second paragraph on page 41. You state that assets may be assigned, transferred or pledged to “other persons specified in the related prospectus supplement.” We note a similar catch-all in the fourth bullet on page 41. Please revise to specify the persons entitled to receive trust assets or remove the language referenced in this comment.

The language referenced in the comment has been deleted.
Limitations on Rights of Securityholders, page 45
16.	We note the language that “unless otherwise specified in the particular deposit trust agreement, no securityholder will have the right to institute any proceedings with respect to the deposit trust agreement” unless certain requirements are met. As the prospectus should disclose the material terms of the material agreements so that an investor may have a clear understanding of their related rights, please revise to disclose all the requirements that must be achieved for securityholders to institute certain proceedings.

The “unless otherwise specified in the particular deposit trust agreement,” language has been deleted. The prospectus now discloses all of the requirements that must be achieved for securityholders to institute certain proceedings.
Evidence as to Compliance, page 45
17	We note the disclosure that the deposit trust agreement will require the trustee and the securities administrator to deliver to the depositor certain compliance documents as required under Regulation AB. However, the filed deposit trust agreement only contemplates certain compliance documents as required under Regulation AB for the

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
July 8, 2009
depositor and the securities administrator. Please revise your disclosure or the deposit trust agreement to reconcile any inconsistencies with regard to the obligations imposed on the transaction parties.

The disclosure has been revised to reflect the terms of the revised form of deposit trust agreement that is has been re-filed as an exhibit to amendment no. 3 to the registration statement.
Method of Distribution, page 82
18.	We note the disclosures that the offerings will be made through firm commitments or best efforts underwriting. Please describe for us the mechanism at which the underwriters will offer the securities on a best efforts basis.

See the response to comment 2 above for a description of the mechanism for conducting the offering on a best efforts basis.
Exhibit 4.1
19.	While you have provided that the agency securities to be included in a shelf takedown will not include securities guaranteed by Fannie Mae and Freddie Mac, we note the provisions throughout the deposit trust agreement which provides for such collateral. Please revise or explain why such revisions are unnecessary.

The provisions in the deposit trust agreement regarding securities guaranteed by Fannie Mae and Freddie Mac have been deleted and the revised form of deposit trust agreement has been re-filed as an exhibit to amendment no. 3 to the registration statement.
Exhibit 5.1
20.	Refer to the last sentence of the spillover paragraph at the top of page 2. Please delete reference to “other statements made herein.” Note that you may rely upon representatives of the company only with respect to appropriate factual matters related to your opinion.

The reference to “other statements made herein” has been deleted and the exhibit has been re-filed as an exhibit to amendment no. 3 to the registration statement.
Exhibit 8.1
21.	Refer to the last sentence of the spillover paragraph at the top of page 2. Please delete reference to “other statements made herein.” Note that you may rely upon

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
July 8, 2009
representatives of the company only with respect to appropriate factual matters related to your opinion.

The reference to “other statements made herein” has been deleted and the exhibit has been re-filed as an exhibit to amendment no. 3 to the registration statement.
*     *     *     *     *
As requested, the depositor acknowledges that:
•	It is responsible for the accuracy and adequacy of the disclosures it has made;

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The depositor may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          In addition, the depositor understands that the Division of Enforcement has access to all information the depositor provides to the staff of the Division of Corporation Finance in connection with its review of the depositor’s filing or in response to its comments on the depositor’s filing.
          If you have any questions, please do not hesitate to contact the undersigned.

Sincerely, Miller, Canfield, Paddock and Stone, P.L.C.
By:	/s/ Brad B. Arbuckle
Brad B. Arbuckle

DISCLOSURE UNDER TREASURY CIRCULAR 230: The United States Federal tax advice contained in this document and its attachments, if any, may not be used or referred to in the promoting, marketing or recommending of any entity, investment plan or arrangement, nor is such advice intended or written to be used, and may not be used, by a taxpayer for the purpose of avoiding Federal tax penalties. Advice that complies with Treasury Circular 230’s “covered opinion” requirements (and thus, may be relied on to avoid tax penalties) may be obtained by contacting the author of this document.

ANNEX A
Certain Characteristics of the Agency Securities
(as of [date])

Weighted
Average
				Initial	Remaining			Agency Security
				Outstanding	Term	Pass-	Stated	Scheduled
Type of Agency	Ginnie Mae	CUSIP	Issue	Principal	to Stated	Through	Maturity	Distribution
Security	Pool No.	No.	Date	Amount	Maturity	Rate	Date	Date
[GNMAI/GNMAII]	[No.]	[No.]	[date]	[$ ]	[ months]	[ %]	[date]	[date]

Type of Agency	Ginnie Mae	CUSIP	Type/
Security	Pool No.	No.	Traits(1)	WALA(2)	WAOLT(3)	AOLS(4)	WAOLS(5)	WAC(6)
[GNMAI/GNMAII]	[No.]	[No.]	[SF/LP][30/360]	[ months]	[ months]	[$ ]	[$ ]	[ %]

(1)	Type/Traits: “SF” means single family. “LP” means level payment. “30/360” means 30 day month/360 day year.

(2)	WALA: Weighted average loan age – The average number of months since the date of origination of the mortgage loans underlying the listed Agency Security, weighted by the remaining principal balance of such mortgage loans.

(3)	WAOLT: Weighted Average Original Loan Term – The average of the number of scheduled monthly payments of the mortgage loans underlying the listed Agency Security weighted by the remaining principal balance of such mortgage loans.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
July 8, 2009

(4)	AOLS: Average Original Loan Size – The simple average of the unpaid principal balances of the mortgage loans underlying the listed Agency Security as of the date of origination of such mortgage loans.

(5)	WAOLS: Weighted Average Original Loan Size – The average of the unpaid principal balances of the mortgage loans underlying the listed Agency Security weighted by the principal balance of such mortgage loans as of date of origination of such mortgage loans.

(6)	WAC: Weighted Average Coupon – The average coupon rate of the mortgage loans underlying the listed Agency Security, weighted by the remaining principal balance of such mortgage loans.
The following tables set forth certain information regarding the geographic distribution of the mortgaged properties underlying the Agency Securities (on an aggregated basis).

Percent of
	Number of	Percent of	Aggregate	Aggregate
	Mortgage	Underlying	Principal	Principal
State	Loans	Mortgage Loans	Balance	Balance
[State]	[number]	[ %]	[$ ]	[ %]